Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-232886

May 27, 2020

Huntington Bancshares Incorporated

Depositary Shares, Each Representing a 1/100th Interest

in a Share of 5.625% Series F Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED MAY 27, 2020

Issuer	Huntington Bancshares Incorporated

Security	Depositary Shares, each representing a 1/100th interest in a share of 5.625% Series F Non-Cumulative Perpetual Preferred Stock

Size	$500,000,000 (500,000 depositary shares)

Maturity	The Series F Non-Cumulative Perpetual Preferred Stock does not have a maturity date, and the Issuer is not required to redeem the Preferred Stock. Accordingly, the Series F Non-Cumulative Perpetual Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until the Issuer decides to redeem it.

Expected Ratings*	Baa3 (stable) (Moody’s) / BB+ (stable) (S&P) / BB+ (negative) (Fitch)

Liquidation Preference	$100,000 per share (equivalent to $1,000 per depositary share)

First Reset Date	July 15, 2030

Reset Date	The First Reset Date and each date falling on the tenth anniversary of the preceding reset date

Reset Period	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date

Reset Dividend Determination Date	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Rate (Non-Cumulative)	At a rate per annum equal to (i) 5.625% from the original issue date to, but excluding, July 15, 2030; and (ii) for each Reset Period from, and including, July 15, 2030, the “ten-year treasury rate” (as defined in the preliminary prospectus supplement) as of the most recent Reset Dividend Determination Date plus 4.945%

Dividend Payment Dates	Beginning October 15, 2020, and each January 15, April 15, July 15 and October 15 thereafter

Day Count	30/360

Optional Redemption	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after July 15, 2030 or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event, at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends and, in the case of a redemption following a regulatory capital treatment event, the pro-rated portion of dividends, whether or not declared, for the dividend period in which such redemption occurs.

Trade Date	May 27, 2020

Settlement Date	June 3, 2020 (T + 5)

Public Offering Price	$1,000 per depositary share

Underwriting Discount	$10 per depositary share

Net Proceeds (before expenses) to Issuer	$495,000,000

Joint Book-Running Managers	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC UBS Securities LLC Huntington Securities, Inc.

Co-Managers	MUFG Securities Americas Inc. Raymond James & Associates, Inc. Robert W. Baird & Co. Incorporated

CUSIP/ISIN	446150849 / US4461508495

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the depositary shares to purchasers on or about June 3, 2020, which will be the fifth business day following the pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the depositary shares initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares on the date of pricing of the depositary shares or the next two succeeding business days should consult their own adviser.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement (File Number 333-232886) (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC collect at (212) 902-1171, UBS Securities LLC toll-free at (888) 827-7275 and Huntington Securities, Inc. toll-free at (800) 824-5652.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2